Exhibit 1.01

Apogee Enterprises, Inc.

Conflict Minerals Report

For The Year Ended December 31, 2016

This Conflict Minerals Report for the year ended December 31, 2016, is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as defined by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain these minerals which are necessary to the functionality or production of their products. These minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG Minerals”). These requirements apply to registrants whatever the geographic origin of the minerals and whether or not they fund armed conflict in the Democratic Republic of Congo (“DRC”) or surrounding regions (collectively, the “DRC Region”).

1.	Introduction

Company Overview

Apogee Enterprises, Inc. was incorporated under the laws of the State of Minnesota in 1949. Apogee Enterprises, Inc. is a world leader in certain technologies involving the design and development of value-added glass solutions for enclosing commercial buildings and framing art. Unless the context otherwise requires, the terms “Company,” “Apogee,” “we,” “us,” and “our” as used herein refer to Apogee Enterprises, Inc. and its subsidiaries.

Apogee’s most recent fiscal year ended as of March 4, 2017 (“fiscal 2017”). Our Company has four reporting segments:

•	The Architectural Glass segment fabricates coated, high-performance glass used in customized window and wall systems. For fiscal 2017, the Architectural Glass segment accounted for approximately 33 percent of our net sales.

•	The Architectural Framing Systems segment designs, engineers, fabricates, and finishes the aluminum frames used in customized window, curtainwall, storefront, and entrance systems comprising the outside skin of buildings. For fiscal 2017, our Architectural Framing Systems segment accounted for approximately 35 percent of our net sales.

•	The Architectural Services segment provides full-service installation of the walls of glass, windows, and other curtainwall products making up the outside skin of buildings. For fiscal 2017, our Architectural Services segment accounted for approximately 24 percent of our net sales.

•	The Large-Scale Optical Technologies segment manufactures value-added glass and acrylic products for framing and display applications. For fiscal 2017, this segment accounted for approximately 8 percent of our net sales.

Product Category Descriptions

For the period ended as of December 31, 2016, Apogee has chosen to define its product categories consistent with the Company’s four reporting segments. The four reporting segments are:

•	Architectural Glass

•	Architectural Framing Systems

•	Architectural Services

•	Large-Scale Optical Technologies

Certain products manufactured and sold by us within each of these product groups are subject to the reporting obligations of the Rule and contain 3TG Minerals of unknown origin. All four reporting segments purchase glass products for which tin is necessary to the production process of our suppliers. Tin, and sometimes gold, are also used in the coating process of the Architectural Glass and Large-Scale Optical Technologies reporting segments. Additionally, the Architectural Framing Systems and Architectural Services reporting segments purchase small quantities of hardware parts that contain limited electronics which may contain tin, tungsten, tantalum, and gold.

2.	Reasonable Country of Origin Inquiry

Apogee’s products are many tiers removed from the 3TG Mineral smelters or refiners (“SORs”). We do not purchase raw ore or unrefined 3TG Minerals. We do not conduct purchasing activities with suppliers directly in the DRC Region. Our Reasonable Country of Origin Inquiry (“RCOI”) process relies on our direct suppliers to provide information on the origin of the 3TG Minerals contained in components and materials supplied to us, including sources of 3TG Minerals supplied to our direct suppliers from upstream suppliers.

Apogee follows a six-step process to identify sources of 3TG Minerals in its supply chain.

1.	Direct suppliers are segmented into categories by similarity of goods or services provided.

2.	Categories are selected that have the potential to be included in Apogee’s final products.

3.	Suppliers assigned to the categories identified in Step 2 are then selected for further review to determine if the materials we purchase from them have the potential to contain 3TG Minerals.

4.	Apogee sends the Conflict Minerals Reporting Template (“CMRT”), a standard survey tool created by the Conflict-Free Sourcing Initiative (“CFSI”), to all suppliers selected in Step 3.

5.	CMRTs sent are logged electronically, and follow-up communications are performed if the supplier is unresponsive.

6.	CMRTs received are then subject to activities described in Section 9 to determine the country of origin of 3TG Minerals.

In 2016, we made improvements to our process to:

•	Better manage and document our supplier survey process;

•	Improve prioritization of suppliers selected in Step 3 above to maximize representation and coverage across our product categories;

•	Increase efficacy of communications with distributors to obtain SOR data;

•	Review returned surveys for errors, inconsistencies, missing information, and supply chain risks in a more thorough and consistent fashion;

•	Compare SOR data provided by each supplier for 2016 to the SOR data provided for 2015; and

•	Enhance follow-up communication with suppliers when surveys are not returned, are incomplete, or erroneous information has been provided.

Request for Information and Survey Responses

Our overall survey response rate was 57% in 2016, compared to 53% in 2015 and 40% in 2014. This is defined as “Responses Received” divided by “Suppliers Surveyed.” “Suppliers Surveyed” includes suppliers that we reasonably believe have the potential to provide Apogee with 3TG Minerals that are contained in our products and are necessary to the functionality or production of our products, but are not from scrap or recycled sources (“In-Scope Materials”). “Responses Received” describes the number of suppliers that completed the smelter list portion of the CMRT form, but may not have yet identified all the SORs in their supply chain.

Most CMRTs received were provided at a company or divisional level scope, rather than a product-level scope specific to the materials and components we purchase. As such, Apogee was unable to identify the specific SORs in our supply chain and the countries of origin of the 3TG Minerals.

3.	OECD Step One: Establish Strong Company Management Systems

a.	Conflict Minerals Policy

Apogee has instituted a conflict minerals policy. This policy is publicly available on our website at www.apog.com by selecting “About Apogee” and “Responsibility.”

b.	Internal Team

We have a multi-disciplinary executive oversight committee, which is chaired by our Executive Vice President and Chief Financial Officer, and is comprised of our General Counsel, Senior Vice President of Operations and Supply Chain Management, Corporate Controller, Vice President of Shared Services and Business Process, and Senior Shared Service Analyst. The purpose of the committee is to set direction and guidance, approve resources, review progress, and assist in risk management of Apogee’s Conflict Minerals Program.

c.	System of Controls

Apogee has developed a system to improve supply chain transparency by identifying suppliers that we have reason to believe provide material and components that contain 3TG Minerals that are necessary to the functionality or production of our products. This process utilizes information available from Apogee’s management systems, and attempts to identify all suppliers from which we require further information on their supply chain and sourcing practices. Suppliers identified in this process are then surveyed. See Section 2 about our “Reasonable Country of Origin Inquiry” for more information on the survey process. Conflict Minerals program documentation is retained electronically for five years.

d.	Supplier Engagement

Apogee purchase order terms and conditions include language requiring suppliers to support Apogee’s efforts to identify the chain of custody for In-Scope Materials.

We also provide training material access to our suppliers of In-Scope Materials and individual guidance, as necessary. Conflict minerals survey materials sent to our direct suppliers include links to the Corporate Responsibility page of Apogee’s website, which includes our Conflict Minerals Policy and various conflict minerals educational materials. Additionally, we have participated in and supported the development of supplier training materials and the Due Diligence White Paper available through the CFSI.

e.	Grievance Mechanism

Initial supplier survey requests and follow-up communications with the suppliers include an e-mail address where suppliers are directed if they have any concerns or are aware of any circumstances of mineral extraction, trade, handling, and export in conflict-affected and high-risk areas. The CFSI has also established a grievance mechanism through which members, stakeholders, and the public can raise concerns about the initiative, the audit program, protocols, smelter and refiner operations that fall in scope of the Conflict-Free Smelter Program (“CFSP”), audit quality and auditor competencies, mineral supply chains, and upstream/downstream initiatives.

4.	OECD Step 2: Identify and Assess Risk in the Supply Chain

Apogee’s previously described RCOI efforts are designed to identify the SORs in our supply chain to the best of our ability. Identifying the SORs in our supply chain is the key step in the effort to determine country of origin and assess risk of funding armed groups in the DRC Region.

5.	OECD Step 3: Design and Implement a Strategy to Respond to Risks

Apogee categorizes supply chain risks associated with Conflict Minerals into three categories:

1.	Suppliers that appear not to understand the Rule or the policies and procedures we have adopted to comply with the Rule. We mitigate this risk in several ways, including: (i) directing our suppliers to our company website which contains training materials and links to helpful information, (ii) reviewing survey responses for incomplete information and indications that a supplier does not have an appropriate understanding of the CMRT reporting requirements and reaching out to those suppliers to offer assistance, and (iii) supporting the CFSI and participating with other CFSI members in the development of supplier training materials and white papers.

2.	CMRT responses from our suppliers that contain erroneous, outdated, inconsistent, or incomplete data. We evaluate CMRTs received against a standard list of criteria to assess the quality of the response and we have a process for pursuing resolution if issues are identified. We also review the supplier’s Conflict Minerals policy to compare how the data provided in the CMRT harmonizes with the position taken in the policy.

3.	CMRT responses may indicate that 3TG Minerals in our products originate from the DRC Region. See Section 9, “Due Diligence Performed.”

6.	OECD Step 4: Carry Out a Third Party Audit of Supply Chain Due Diligence

Apogee does not have a direct relationship with SORs and does not perform or direct audits of these entities within our supply chain. We do, however, support the development and implementation of independent third-party audits of SORs through our membership and participation in the CFSI (membership ID APOG). Apogee participates in the CFSI’s Smelter Engagement Team calls to support the efforts to conduct third-party audits of SORs and improve worldwide engagement with SORs.

7.	OECD Step 5: Report on Supply Chain Due Diligence

This report and the associated Form SD are publicly available on Apogee’s website at www.apog.com by selecting “About Apogee” and “Responsibility.”

8.	Design of Due Diligence Framework

The design of our due diligence framework as set forth in this report conforms in all material aspects to the criteria set forth in the Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas Third Edition (“OECD Guidance”) and the related supplements for gold and for tin, tantalum, and tungsten, as we determined those criteria to be applicable to our circumstances and position in the supply chain as a “downstream” company.

9.	Due Diligence Performed

Apogee performed the following due diligence measures on the source and chain of custody of the necessary In-Scope Materials contained in our products:

•	We compared SORs identified on CMRTs returned by our suppliers to the CFSI’s RCOI data for CFSP audited smelters to assess country of origin. For SORs not found on the CFSP list, we used the Smelter Database available to CFSI members to assess their status; and

•	We support industry-wide cooperation by aiding the development and implementation of independent third-party audits of SORs through our membership and participation in the CFSI and sharing our summarized SOR data for 2016 with the CFSI.

Apogee is not making a claim that our products are “Conflict-Free,” and consequently, the report presented herein was not audited.

10.	Steps to Improve Due Diligence

Calendar 2016 is the fourth year that Apogee has been complying with the Rule and actively working to better understand and manage 3TG Mineral Risk in our supply chain. As such, the policies and processes in support of the Rule have been established and standardized. As a company, we are committed to continuous improvement, which also applies to our approach to conflict minerals. During the next reporting year, we intend to focus on:

•	Including reference to the CFSI Grievance Mechanism in communications with suppliers and SORs;

•	Improving supplier knowledge of the Rule and the policies and procedures we have adopted to comply with the Rule; and

•	Looking for ways to make our process more efficient without sacrificing effectiveness.